SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Summary of 2008 3Q Business Report

I. Company Overview

1.	Purpose of the Company
a.	Scope of Business
b.	Scope of Business of Subsidiaries
2.	History of the Company
a.	Company History
b.	Associated Business Group
3.	Capital Structure
a.	Changes in Capital
b.	Anticipated Changes in Capital
c.	Convertible Bonds
4.	Total Number of Authorized Shares
a.	Total Number of Authorized Shares
b.	Capital and Price per Share
c.	Treasury Stock
d.	Status of Employee Stock Option Program
5.	Voting Rights
6.	Dividend Information
a.	Dividend Information for the Past Three Years

II. Description of Business

1.	Business Overview
a.	Organizational Chart
2.	Overview of Operations
a.	Performance of Operations
b.	Financing of Operations
c.	Transactions related to Commission Fees
3.	Other Information Relevant to Investment Decisions
a.	BIS ratio
b.	Credit Ratings for the Past Three Years
c.	Won-denominated Current Ratio
d.	Foreign Currency-denominated Current Ratio
e.	Debt Ratio
f.	Change in the Use of Funds from Issuances of Debentures (No.20-1 and 20-2)

III. Financial Information

1.	Condensed Financial Statements (Non-consolidated)
2.	Condensed Financial Statements (Consolidated)
3.	Non-consolidated Accounting Information
a.	Loan Loss Reserves

IV. Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion
a.	Independent Auditor

b.	Auditor’s Audit or Review Opinion
2.	Compensation to the Independent Auditor for the Past Three Years
a.	Audit/Review Service
b.	Compensation for Services Other than the Audit/Review

V. Corporate Governance and Affiliated Companies

1.	Overview of Corporate Governance
a.	About the Board of Directors
2.	Related Companies
3.	Investments in Other Companies

VI. Stock Information

1.	Stock Distribution
a.	Stock Information of the Largest Shareholder and Specially-Related Parties
b.	Share Ownership of More Than 5%
c.	Shareholder Distribution
2.	Stock Price and Stock Market Performance for the Past Six Months
a.	Domestic Stock Market
b.	Foreign Stock Market (NYSE)

VII. Directors and Employee Information

1.	Directors
2.	Employee Status
3.	Labor Union Membership
4.	Number of Professional Personnel

VIII. Related Party Transactions

1.	Transactions with Affiliated Parties
a.	Capital Contribution Transactions

Exhibit A- Financial Statements

All financial information contained in this document (including the attached financial statements) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates;

3.	Joint development, marketing and use of facilities and computer system with the Affiliates; and

4.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Banking business as prescribed by the Banking Act

2.	Trust business

3.	Other authorized businesses

(2)	Kwangju Bank

1.	Banking business as prescribed by the Banking Act

2.	Foreign exchange business

3.	Trust business as prescribed under the Trust Business Act

4.	Other businesses related to the items listed above

5.	Other businesses permitted under applicable laws and regulations

(3)	Kyongnam Bank

1.	Banking business as prescribed under the Banking Act

2.	Trust business as prescribed under the Trust Business Act

3.	Other businesses related to the items listed above

4.	Other authorized businesses

(4)	Woori Investment & Securities

1.	Securities dealing

2.	Consignment sales of securities

3.	Brokering and/or proxy transactions of securities

4.	Underwriting of securities

5.	Offering of securities;

6.	Conscription for securities sales

7.	Brokering of securities in domestic and overseas securities markets

8.	Credit services related to securities trading

9.	Securities-backed loans

10.	Lending of securities

11.	Securities saving services

12.	Rating of securities and equity stakes

13.	Payment guarantees for principal and interests of corporate bonds

14.	Trustee services for bond offerings

15.	Trading and brokering of marketable certificates of deposits

16.	Lottery sales

17.	Real estate leasing

18.	Lending of securities, and related brokerage, arrangement and agency services

19.	Trading of leased securities and related brokerage, arrangement and agency services

20.	Depositary of securities

21.	Asset management and trustee services for securitization specialty companies under asset securitization regulations

22.	Underwriting, brokerage and agency services for securities issued on a private placement basis;

23.	Leasing and sales of IT systems and software related to securities business

24.	Advertisement in the form of electronic document

25.	Sales of indirect investment products

26.	Brokerage and proxy services for M&A transactions

27.	Agency services related to securities transactions

28.	Advisory and consulting services related to management, restructuring and financing

29.	Safe-deposit box service

30.	Training services related to securities and finance-related business

31.	Publication of journals and books

32.	Brokerage and advisory services related to leasing/sales of restructured real estate

33.	Sales of securities analysis

34.	Arrangement of loans to affiliated financial institutions

35.	Other businesses and activities related to the items listed above

36.	Other businesses approved by relevant regulatory agencies

(5)	Woori Aviva Life Insurance

1.	Life insurance and related businesses

•	Development and sale/operation of individual insurance and reinsurance products, including life insurance, accident insurance, illness insurance and pension insurance.

2.	Asset management using the following methods:

•	Acquisition and use of government bonds, municipal bonds, stocks, debentures or bonds issued by entities established pursuant to special laws

•	Acquisition and use of real estate

•	Loan services and discount of commercial notes

•	Savings with financial institutions

•	Placing of cash and securities in trusts

•	Other methods in accordance with insurance-related regulations

3.	Other insurance activities or other business activities permitted under the Insurance Business Act

(6)	Woori Credit Suisse Asset Management

1.	Creation/cancellation of investment trusts;

2.	Management of investment trust assets;

3.	Management of mutual funds;

4.	Sales and redemption of indirect investment securities;

5.	Investment advisory;

6.	Investment executions;

7.	Administration of invested companies;

8.	Futures trading;

9.	Call trading;

10.	Bill purchases;

11.	Domestic and global economy and capital markets research;

12.	Securities dealing;

13.	Publishing investment related books;

14.	Real estate leasing;

15.	Other activities approved by the Indirect Investment Asset Management Business Act; and

16.	Other businesses and activities related to the items listed above.

(7)	Woori Financial

1.	Rental business in connection with facilities, machineries, construction equipment, automobiles, ships, aircrafts, real estate and their rights;

2.	Yearly installment sales;

3.	Installment finance;

4.	New technology business finance;

5.	Credit and collateralized loans;

6.	Bill discounting;

7.	Acquisitioning, management and collection of account receivables;

8.	Acquisition of receivable of, or related Securities issued by, other finance or leasing companies relating to businesses listed in (1) through (7) above;

9.	Payment guarantee business;

10.	Securitized asset management under asset securitization regulations;

11.	Credit review and related activities in connection with businesses listed in (1) through (10) above;

12.	Real estate rental business;

13.	Corporate restructuring SPC business in accordance with the Industry Development Act;

14.	General partner of private equity funds investing in new technologies;

15.	Rental business for leased goods;

16.	Other businesses and activities related to the items listed above.

(8)	Woori Finance Information System

1.	Development, distribution and management of computer systems;

2.	Consulting services in computer installation and usage;

3.	Distribution, brokerage and lease of computer systems;

4.	Maintenance of computer-related equipment;

5.	Publication and distribution of IT-related reports and books;

6.	Educational services related to computer usage;

7.	Research and outsourcing information processing services;

8.	Internet-related businesses;

9.	Information processing, telecommunications and information distribution services;

10.	Manufacturing and distribution of audio-visual media;

11.	Information-processing operations and service systems; and

12.	All activities directly or indirectly related to the items listed above.

(9)	Woori F&I

1.	Purchase and disposition of ABSs, issued primarily to securitize distressed assets, pursuant to the Asset Securitization Law;

2.	Purchase and disposition of asset management companies that had been initially set up to manage distressed assets pursuant to the Asset securitization Law;

3.	Purchase and disposition of troubled assets;

4.	Investment activity with respect to indirect investment instruments under the Indirect Investment Asset Management Business Act and other investment activity with respect to other securities, bonds or similar financial assets under the Corporate Restructuring Promotion Act; and

5.	All businesses or activities directly or indirectly related to the businesses listed in 1 and 4.

(10)	Woori Private Equity

1.	Private equity business;

2.	Other asset management activities approved by the Indirect Investment Asset Management Business Act; and

3.	Other activities related to the items listed above.

(11)	Woori Third Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of the securities and other assets (the “securitized assets”) and all rights related to the securitized assets of Hanvit Bank (now Woori Bank), Kyongnam Bank, and Woori Credit Card pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans with the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

2.	History of the Company

a.	Company History

(1)	Background: From the establishment and major developments.

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings Co., Ltd.

March 27, 2001	Incorporated as Woori Finance Holdings Co., Ltd. (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Hanvit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance, which was added as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Related companies within the business group

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	11 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori CS Asset Management
Woori Investment & Securities
Woori Private Equity
Woori Financial
Woori Aviva Life Insurance

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	27 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
ZAO Woori Bank
Woori Bank (China) Limited

Woori SB Asset Management	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Securitization Specialty Co., Ltd
Woori F&I Ninth Asset Securitization Specialty Co., Ltd.

Woori Private Equity Fund	Woori Private Equity

Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No. 2
Mars Private Equity Fund No. 3
Mars Private Equity Fund No. 4
Woori Investment Asia Pte. Ltd.
Woori Absolute Partners Pte. Ltd.
Woori Absolute Asia Multi Strategy Fund
Woori Absolute Global Opportunity Fund

* On March 5, 2007, Mars Private Equity Fund No. 2, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

* On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company undertook a second capital reduction (the first capital reduction was as of Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

* On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

* On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).

* On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.

* On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.

* On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

* On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.

* On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

* On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

* On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).

* On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

* On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

* On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.

* On July 21, 2008, Woori Absolute Asia Multi Strategy Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

* On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

* On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2 nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	-
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	-
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	-
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	-
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	-
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	-
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	-
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	-
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	-
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	-
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	-
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	-
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	-

b.	Anticipated Changes in Capital

Not applicable

c.	Convertible Bonds

Not applicable

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of September 30, 2008		(units: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,560	2,560
Free float shares	806,012,780	806,012,780

b.	Capital and Price per Share

As of September 30, 2008					(units: Won, shares)

Type		Capital			Price per share
		Capital	Par value of issued shares	Par value of free float shares	Par value per share	Capital ÷ number of shares issued	Capital ÷ free float shares
Registered	Common Stock	4,030,076,700,000	4,030,076,700,000	4,030,063,900,000	5,000	5,000	5,000
Total		4,030,076,700,000	4,030,076,700,000	4,030,063,900,000	5,000	5,000	5,000

c.	Treasury Stock

As of September 30, 2008					(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common	—	—	—	—	—	—
	Preferred	—	—	—	—	—	—
Direct purchase other than the conditions under Sub-section 1, section 189-2	Common	2,560	—	—	—	2,560	—
	Preferred	—	—	—	—	—	—
Subtotal	Common	2,560	—	—	—	2,560	—
	Preferred	—	—	—	—	—	—
Indirect acquisition from trust agreement	Common	—	—	—	—	—	—
	Preferred	—	—	—	—	—	—
Total	Common	2,560	—	—	—	2,560	—
	Preferred	—	— —	—	—	—	—

* Woori Financial Holdings acquired additional treasury shares in respect of fractional shares resulting from share exchange for Woori Securities.

d.	Status of Employee Stock Option Program

Not applicable

5.	Voting Rights

As of September 30, 2008			(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares	—
Stocks without voting rights	Common Shares	—
	Preferred Shares	—
Stocks with limited voting rights under the Securities & Exchange Law	—	2,560	Treasury stock
Stocks with voting rights restored	—	—
Stocks with voting rights	Common Shares	806,012,780
	Preferred Shares	—

6.	Dividend Information

a.	Dividend information for the past three years

(Non-consolidated)

Items		2007	2006	2005
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,943,560	2,029,319	1,688,221
Earnings per share (Won)		2,411	2,518	2,099
Profit available for dividend distribution (Won in Millions)		6,274,968	5,017,365	3,514,715
Total cash payout (Won in Millions)		201,503	483,608	322,405
Total stock dividends (Won in Millions)		—	—	—
Propensity to cash dividends (%)		10.37	23.83	19.10
Cash dividend yield (%)	Common Shares	1.29	2.71	1.98
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	250	600	400
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

* The above figures have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

* The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

II	Description of Business

1.	Business Overview

a.	Organizational Chart

As of September 30, 2008

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations

(1)	Source of Funds

(units: millions of Won)

Items	2008 3Q	2007	2006
Shareholders’ Equity	13,328,082	13,062,368	11,933,072
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	189,297	187,554	187,955
Retained Earnings	7,982,830	7,058,249	5,597,545
Capital Adjustments	1,125,878	1,786,488	2,117,495
Borrowings	2,760,942	2,129,288	1,860,449
Debentures	2,745,463	2,116,679	1,847,591
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	15,479	12,609	12,858
Total	16,089,024	15,191,656	13,793,521

* The figures for fiscal years 2006 and 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

* The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

(2)	Use of Funds

(units: millions of Won)

Items	2008 3Q	2007		2006
Subsidiary Stock	15,631,796	15,062,711	*	13,591,413
Woori Bank	12,304,638	12,196,954	*	11,297,882
Kyongnam Bank	1,195,509	923,555		794,984
Kwangju Bank	898,011	726,256		630,995
Woori Financial Information System	10,364	10,080		11,245
Woori F&I	131,475	144,746		124,874
Woori 3rd Asset Securitization Specialty	—	1,885		24,317
Woori Investment & Securities	721,143	735,983		649,355
Woori CS Asset Management (formerly Woori Asset Management)	48,763	49,895		47,655
Woori Private Equity	13,419	11,949		10,106
Woori Financial	236,999	261,408		—

Woori Aviva Life Insurance	71,475	—		—
Investment Securities	—	—		—
Loan Obligations	—	—		49,750
Tangible Assets	606	438		630
Intangible Assets	15	20		30
Cash	382,754	32,502		89,724
Other Assets	73,853	95,985		61,974
Total	16,089,024	15,191,656	*	13,793,521

*	The figures for fiscal years 2006 and 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).
*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

c.	Transactions related to Commission Fees

(units: millions of Won)

Category	2008 3Q	2007	2006
Commission Revenue (A)	—	—	—
Commission Expense (B)	6,021	5,916	7,613
Commission Profit (A-B)	(6,021)	(5,916)	(7,613)

3.	Other Information Relevant to Investment Decisions

a.	BIS Ratio

(units: millions of Won)

Items	2008 3Q	2007	2006
Total Capital (A)	21,750,024	20,102,976	—
Risk weighted assets (B)	208,491,639	174,367,585	—
BIS Ratio (A/B)	10.43%	11.53%	—

* BIS ratio = (total capital / risk weighted assets) X 100

* The consolidated figures for the third quarter of 2008 are estimates. The figures for fiscal year 2007 have not been restated to reflect changes in the accounting standards.

* Applied since January 1, 2007.

b.	Credit ratings for the Past Three Years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2005.06.07		BBB	S&P (AAA ~ D)	Case evaluation
2005.06.09	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.06.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2005.09.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2005.09.20	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.10.24		BBB+	Fitch Rating (AAA ~ D)	Case evaluation
2006.08.10		Baa2	Moody’s (Aaa ~ C)	Case evaluation
2006.09.07		Baa1	Moody’s (Aaa ~ C)	Case evaluation
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation

c.	Won-denominated Current Ratio

(units: millions of Won)

Items	2008 3Q	2007	2006	2005
Current Assets (A)	383,731	32,874	117,037	111,091
Current Liabilities (B)	314,430	12,207	12,496	18,216
Current Ratio (A/B)	122.04%	269.30%	936.60%	609.85%

* Current ratio

= assets with maturity of less than 3 months

    liabilities with maturity of less than 3 months

d.	Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2008 3Q	2007	2006	2005
Current Assets (A)	—	—	—	—
Current Liabilities (B)	—	—	—	—
Current Ratio (A/B)	—	—	—	—

* Current ratio

= assets with maturity of less than 3 months

    liabilities with maturity of less than 3 months

e.	Debt Ratio

(units: millions of Won)

Items	2008 3Q	2007	2006	2005
Liabilities (A)	2,760,942	2,129,288	1,860,449	2,314,418
Equity (B)	13,328,082	13,062,368	11,933,072	9,717,364
Debt Ratio (A/B)	20.72%	16.30%	15.59%	23.80%

* The figures for fiscal years 2006 and 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

* The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

f.	Change in the Use of Funds from Issuances of Debentures (No. 20-1 and 20-2)

Items	Payment date	Payment amount	Previous plan for use of funds	Revised plan for use of funds
Debentures (No. 20-1)	April 14, 2008	Won 160 billion	- Capital increase of Kwangju Bank (Won 80 billion) and Kyongnam Bank (Won 100 billion) - Interest payments on debentures: Won 120 billion - Working capital: Won 30 billion	- Interest payments on debentures: Won 120 billion - Working capital: Won 210 billion
Debentures (No. 20-2)	April 14, 2008	Won 170 billion

Total	—	Won 330 billion	—	—

* On April 14, 2008, Woori Finance Holdings issued debentures of Won 330 billions for use in its operations, including participating in the capital increase of Kwangju Bank and Kyongnam Bank and making interest payments on debentures. However, the plan for use of such funds was revised as indicated in the table above. We decided to use our internal funds to participate in the capital increase of Kwangju Bank and Kyongnam Bank.

III	Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of Won)

Items	2008 3Q	2007	2006	2005	2004
Cash and Due from Banks	382,754	32,502	89,724	104,072	56,099
Securities	15,631,796	15,062,711	13,591,413	11,751,678	9,436,975
Loans	0	0	49,750	109,450	218,641
Tangible Assets	606	438	630	119	228
Other Assets	73,868	96,005	62,004	66,464	36,101
Total Assets	16,089,024	15,191,656	13,793,521	12,031,783	9,748,044
Borrowings	0	0	0	0	120,000
Debentures	2,745,463	2,116,679	1,847,591	2,296,203	2,154,637
Other Liabilities	15,479	12,609	12,858	18,216	25,354
Total Liabilities	2,760,942	2,129,288	1,860,449	2,314,419	2,299,991
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	3,982,278
Capital Surplus	189,297	187,554	187,955	142,608	170,960
Capital Adjustment	(56,571)	(55,812)	(55,854)	(52,747)	(48,254)
Other Comprehensive Income	1,182,449	1,842,300	2,173,349	1,705,463	1,014,215
Retained Earnings	7,982,830	7,058,249	5,597,545	3,891,963	2,328,854
Total Stockholder’s Equity	13,328,082	13,062,368	11,933,072	9,717,364	7,448,053
Operating Income	1,269,204	2,080,957	2,031,611	1,867,488	1,922,849
Operating Profit	1,120,503	1,939,374	1,893,248	1,687,964	1,259,874
Net Profit before Tax	1,119,269	1,943,561	2,029,319	1,688,221	1,261,925
Net profit	1,119,269	1,943,561	2,029,319	1,688,221	1,261,925

* The figures for fiscal years 2004 to 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

* The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2007	2006	2005	2004	2003
Cash and Due from Banks	14,984,541	10,674,977	11,224,015	6,530,065	6,471,855
Securities	48,228,254	46,313,960	37,693,090	29,175,271	27,006,678
Loans	167,635,411	140,854,505	106,937,970	91,482,647	86,077,297
Tangible Assets	2,638,774	2,561,391	2,472,727	2,410,106	2,253,714
Other Assets	16,165,322	11,592,497	6,215,046	7,003,875	6,958,176
Total Assets	249,652,302	211,997,330	164,542,848	136,601,964	128,767,720
Deposits	146,583,312	129,022,868	107,087,990	92,148,907	89,049,625
Borrowings	66,040,316	54,111,207	37,116,858	27,910,757	25,008,773
Other Liabilities	22,011,382	15,438,450	9,233,038	7,837,020	9,011,022
Total Liabilities	234,635,010	198,572,525	153,437,886	127,896,684	123,069,420
Common Stock	4,030,077	4,030,077	4,030,077	3,982,278	3,877,525
Consolidated Capital Surplus	187,555	187,955	142,608	170,960	57,844
Consolidated Capital Adjustment	(55,812)	(55,854)	(52,747)	(48,254)	(59,353)
Consolidated Other Comprehensive Income	1,842,294	2,173,342	1,705,456	1,014,211	474,322
Consolidated Retained Earnings	7,058,249	5,601,869	3,896,255	2,333,145	1,152,053
Minority Interest	1,954,929	1,487,416	1,383,313	1,252,940	195,909
Total Stockholder’s Equity	15,017,292	13,424,805	11,104,962	8,705,280	5,698,300
Operating Revenue	26,650,125	19,895,975	14,564,520	13,542,554	10,696,247
Operating Income	2,915,662	2,748,368	2,004,494	1,137,600	57,719
Net Profit before Tax	2,923,217	2,913,712	2,145,704	1,192,574	231,062
Aggregated Net Profit	2,114,360	2,189,207	1,833,521	1,261,052	52,374
Net Profit for Majority Shareholders	1,939,238	2,029,319	1,688,221	1,261,925	56,279
Net Profit for Minority Shareholders	175,122	159,888	145,300	(873)	(3,905)
No. of Companies Consolidated	30	24	21	24	15

* The figures for fiscal years 2003 to 2007 have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 24 (“Preparation and Presentation of Financial Statements II”) and No. 25 (“Consolidated Financial Statements”).

* The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

3.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2008 3Q	Loans	—	—	—
	Total	—	—	—
2007	Loans	—	—	—
	Total	—	—	—
2006	Loans	50,000	250	0.5%
	Total	50,000	250	0.5%

(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)

Item	2008 3Q	2007	2006
1. Initial loan loss reserves balance	0	250	550
2. Net credit costs	—	—	—
1) Write-offs	—	—	—
2) Recovery of written-off assets	—	—	—
3) Other changes	—	—	—
Recovery of credit costs	—	(250)	(300)
Ending loan loss reserve balance	0	0	250

IV	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2008 3Q	2007 3Q	2007	2006
Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)

b.	Auditor’s Audit or Review Opinion

Item	2008 3Q	2007 3Q	2007	2006
Auditor	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)
Auditor’s Opinion	—	—	Unqualified Opinion	Unqualified Opinion

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Audit/Review Services

(units: millions of Won, hours)

Year	Auditor	Activity	Compensation	Accrued Time (hrs)
2008 3Q	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	360	3,244

2007	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	340	4,936

2006	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	320	5,210

b.	Compensation for Services Other than the Audit/Review

(units: in millions of Won)

Year	Contract Date	Activity	Period	Compensation	Note
2008 3Q	—	—	—	—	—
2007	2008.01.24	US GAAP and SOX Auditing	Dec 2007 ~ May 2008	3,530	Deloitte Anjin
2006	2006.12.15	US GAAP and SOX Auditing	Dec 2006 ~ May 2007	3,530	Deloitte Anjin

V	Corporate Governance and Affiliated Companies

1.	Overview of the Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

A.	Duties of Boards of Directors

1.	The Board of Directors shall consist of directors and shall determine matters that are subject to the authority of the Board of Directors under the relevant laws and regulations.

2.	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits.

B.	Information Regarding the Board of Directors

•	The following information was stated in the notice to the shareholders of the annual general meeting and details of the agenda filed in Korea on March 11 and 12, 2008

➢	Third Resolution: Appointment of Non-Standing Directors to serve as Audit Committee Members

Name	Date of Birth	Term / Appointment	Career & Academic Background	Relationship with Largest Shareholder	Transactions with the Company in the Past Three Years
Pyoung Wan Har	Aug. 22, 1945	1 year / Re-appointment

-        Current) Consultant of The Federation of Korean Industries

-        Head of Bank Department, Bank of Korea

-        Bachelor of Business Administration, Sungkyunkwan University

-        Master of Business Administration, Yonsei University

				None	None

Kwang-Dong Kim	Jun. 12, 1948	1 year / Re-appointment

-        Current) Professor of College of Economics & Business Administration, Cheongju University

-        Ambassador of the Korean Embassy in the Federative Republic of Brazil

-        Bachelor of Political Science and International Studies, Yonsei University

-        Institut International d’Administration Publique

				None	None

Bong Soo Park	Dec. 24, 1948	1 year / Re-appointment

-        Current) Executive Advisor at the Korea Institute for International Economics Policy

-        Chief Director of Korea Technology Credit Guarantee Fund

-        Bachelor of Business Administration, Seoul National University

-        Master of Economics, George Washington University

				None	None

In Bong Ha	Jan. 30, 1950	1 year / Re-appointment

-        Current) Professor of School of Economics and Trade, Kyungpook National University

-        President of the Institute of Korean Business Administration and Economy

-        Bachelor of Geology, Kyungpook National University

-        Master of Economics, Kyungpook National University

-        Ph.D. in Economics, University of Minnesota

				None	None

Myoung-Soo Choi	Aug. 5, 1957	1 year / Re-appointment	- Current) Director General of Fund Management & Planning Department at KDIC - President of Resolution & Finance Corporation - Bachelor of Economics, Kyonggi University	Employee	None

Min Joon Bang	Oct. 29, 1950	1 year / New appointment	- Current) Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University	None	None

Hi Taek Shin	Aug. 6, 1952	1 year / New appointment

-        Current) Professor of College of Law, Seoul National University

-        Lawyer, Kim & Chang Law Firm

-        Bachelor of Laws, Seoul National University

-        Master of Laws, Seoul National University

-        J.S.D at Yale Law School

				None	None

•	The following information was stated in the notice to the shareholders of the extraordinary general meeting and details of the agenda filed in Korea on June 10 and 11, 2008

➢	First Resolution: Appointment of an executive director

Name	Date of Birth	Term / Appointment	Career & Academic Background	Relationship with Largest Shareholder	Transactions with the Company in the Past Three Years
Pal-Seung Lee	Feb. 2 1944	3 years / New appointment

-        Chief Executive Officer of Woori Investment & Securities

-        Executive managing director of Hanil Bank

-        Representative director of Seoul Philharmonic Orchestra

-        Advanced Innovative Management (AIM) Course, KAIST

-        Masters of Business Administration, Korea University

-        Bachelor of Law, Korea University

				None	None

C.	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and Article 5 of the non-standing director candidate nomination committee regulations, a non-standing director is recommended by the non-standing director candidate nomination committee and elected at a shareholders’ meeting.

*	Article 42 (Committees)

1.	We currently have the following management committees serving under the board of directors:

(a)	Board of Directors Management Committee

(b)	Management Compensation Committee

(c)	Risk Management Committee

(d)	Executive Management Committee

(e)	Ethics Management Committee

(f)	Non-Standing Director Candidate Nomination Committee

(g)	MOU Review Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Nomination Committee

D.	Committees within Board of Directors

Name	Position	Notes
Board of Directors Management Committee	Pal-Seung Lee Pyoung Wan Har Kwang-Dong Kim Bong-Soo Park Inbong Ha	Chairman/CEO Pal-Seung Lee heads this committee consisting of the heads of the sub-committees.

Management Compensation Committee	Pyoung Wan Har Bong-Soo Park Hi Taek Shin	Non-standing director Pyoung Wan Har heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Pal-Seung Lee Pyoung Wan Har Bong-Soo Park Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	Chairman/CEO Pal-Seung Lee heads this committee. The committee consists of the Chairman/CEO, CFO and no fewer than three non-standing directors.

Executive Management Committee	Pal-Seung Lee	Chairman/CEO Pal-Seung Lee heads the committee consisting of all executive directors.

Ethics Management Committee	Pal-Seung Lee Kwang-Dong Kim Min Joon Bang Myoung-Soo Choi Inbong Ha	Non-standing director Kwang-Dong Kim heads this committee consisting of all executive directors and no fewer than two non-standing directors.

Non-Standing Director Candidate Nomination Committee	Pal-Seung Lee Pyoung Wan Har Kwang-Dong Kim Min Joon Bang Inbong Ha	Non-standing director Inbong Ha heads this committee consisting of the Chairman/CEO and no fewer than three non-standing directors.

MOU Review Committee	Pal-Seung Lee Bong-Soo Park Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	Chairman/CEO Pal-Seung Lee heads this committee consisting of the entire board of directors.

Audit Committee	Bong-Soo Park Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	All non-standing directors are members of audit committee

Audit Committee Member Candidate Nomination Committee	Bong-Soo Park Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	Non-standing director Inbong Ha heads this committee consisting of all non-standing directors.

E.	Stock Options

As of September 30, 2008	(units: Won, shares)

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing price
Byung Chul Yoon	Standing director	2002.12.04	Common	100,000	95,000	5,000	0	11,850
Kwang Woo Chun	Standing director	2002.12.04	Common	80,000	76,000	4,000	0	11,850
Euoo Sung Min	Standing director	2002.12.04	Common	80,000	0	80,000	0	11,850
Hwan Kyu Park	Non-standing dir.	2002.12.04	Common	40,000	0	2,000	38,000	11,850
Ki Chul Han	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	11,850
Tae Ho Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	11,850
Won Gihl Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	11,850
Nam Hong Cho	Standing director	2002.12.04	Common	10,000	9,500	500	0	11,850
Sang Chul Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	11,850
Jae Woong Lee	Standing director	2002.12.04	Common	10,000	0	500	9,500	11,850
Gae Min Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	11,850
Kwang Sun Chung	Standing director	2002.12.04	Common	10,000	0	10,000	0	11,850
Hae-Seok Suh	Standing director	2002.12.04	Common	10,000	0	500	9,500	11,850
Duk Hoon Lee	Director of related company	2002.12.04	Common	80,000	76,000	4,000	0	11,850
Jong Wook Kim	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	11,850
Jin Kyu Park	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	11,850
Jong Ku Min	Director of related company	2002.12.04	Common	30,000	0	30,000	0	11,850
Jong Hwee Lee	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	11,850
Dong Myun Suh	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	11,850
Ki Shin Kim	Director of related company	2002.12.04	Common	30,000	18,000	1,500	10,500	11,850
Young Seok Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	11,850
Byung Kil Choi	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	11,850

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Young Ho Park	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	11,850
Tae Woong Chung	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	11,850
Dong Chan Bae	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	11,850
Dae Hwan Kim	Director of related company	2002.12.04	Common	10,000	9,500	500	0	11,850
Young Ha Kim	Director of related company	2002.12.04	Common	10,000	5,500	500	4,000	11,850
Young Yong Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	11,850
Taik Su Han	Director of related company	2002.12.04	Common	10,000	9,500	500	0	11,850
Sang Im Park	Director of related company	2002.12.04	Common	10,000	9,500	500	0	11,850
Joon Ho Hahm	Director of related company	2002.12.04	Common	10,000	4,750	500	4,750	11,850
Joon Ho Lee	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	11,850
Joo Sun Yeom	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	11,850
Ga Seok Chae	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	11,850
Sung Wook Park	Director of related company	2002.12.04	Common	5,000	4,750	250	0	11,850
Ki Seok Kim	Director of related company	2002.12.04	Common	5,000	0	250	4,750	11,850
Jae Ki Hong	Director of related company	2002.12.04	Common	5,000	4,750	250	0	11,850
Sam Su Pyo	Director of related company	2002.12.04	Common	40,000	38,000	2,000	0	11,850
Jung Rak Chun	Director of related company	2002.12.04	Common	30,000	0	30,000	0	11,850
Won Chul Hwang	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	11,850
Jong Hwee Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	11,850
Sung Hoo Kwak	Director of related company	2002.12.04	Common	15,000	0	15,000	0	11,850
Seok Hwan Lee	Director of related company	2002.12.04	Common	15,000	0	15,000	0	11,850
Seok Hee Hwang	Director of related company	2002.12.04	Common	40,000	0	40,000	0	11,850
Choong Wan Lee	Director of related company	2002.12.04	Common	35,000	0	35,000	0	11,850
Ki Sang Chung	Director of related company	2002.12.04	Common	30,000	0	30,000	0	11,850

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Ki Joong Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	11,850
Kwang Suh Koo	Director of related company	2002.12.04	Common	15,000	0	15,000	0	11,850
In Kee Baek	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	11,850
Seung Yang Han	Director of related company	2002.12.04	Common	15,000	0	15,000	0	11,850
Keun Soo Yook	Director of related company	2002.12.04	Common	15,000	0	15,000	0	11,850
Ki Jong Chung	Director of related company	2002.12.04	Common	5,000	4,750	250	0	11,850
Hun Il Nam	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	11,850
Young Soo Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	11,850
Jin Ho Yoon	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	11,850
Seok Koo Yoon	Director of related company	2002.12.04	Common	15,000	14,250	750	0	11,850
Ji Yeon Joo	Director of related company	2002.12.04	Common	15,000	14,250	750	0	11,850
Ho Hyun Lee	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	11,850
Chan Kook Chung	Director of related company	2002.12.04	Common	15,000	14,250	750	0	11,850
Duk Yoon Kim	Director of related company	2002.12.04	Common	15,000	12,250	750	2,000	11,850
Young Wook Kim	Director of related company	2002.12.04	Common	15,000	14,250	750	0	11,850
Dae Kyu Ko	Director of related company	2002.12.04	Common	15,000	10,250	750	4,000	11,850
Total	—	—	—	1,560,000	1,013,500	420,000	126,500	—

*	Weighted average exercise price for exercisable options: Won 10,079

1.	Cancelled options reflect the deductions as stipulated in the stock option agreement for failure to meet the substandard and below loan ratio target.

2.	Exercise period: December 5, 2005 to December 4, 2008

3.	Exercise Price:

60% of granted = Won 11,921 {6,800*(1+Rate of return of the banking industry index)}

40% of granted = Won 6,800

2.	Related Companies

3.	Investments in Other Companies

As of September 30, 2008							(units: thousands of shares, millions of Won, %)
Type	Name	Beginning Balance			Changes[1]		Ending Bal.			Latest Net Income [2]		Note (Equity Method Gain/Loss)
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
DOMESTIC	Woori Bank	635,957	100.0	12,196,954	—	107,684	635,957	100.0	12,304,638	1,777,423	[3]	906,919
	Kwangju Bank	44,080	99.9	726,256	—	171,755	49,413	99.9	898,011	112,651		85,956
	Kyongnam Bank	51,800	99.9	923,555	—	271,954	58,050	99.9	1,195,509	160,974		182,804
	Woori Finance Info Sys.	900	100.0	10,080	—	284	900	100.0	10,364	261		284
	Woori F&I	2,000	100.0	144,746	—	(13,271)	2,000	100.0	131,475	40,349		20,629
	Woori 3rd SPC	2	100.0	1,885	—	(1,885)	2	100.0	—	(141)		(111)
	Woori Investment & Securities	46,325	35.0	735,983	—	(14,840)	46,325	35.0	721,143	325,858		52,256
	Woori CS Asset Management	4,663	70.0	49,895	—	(1,132)	4,663	70.0	48,763	14,351		7,962
	Woori Private Equity	2,000	100.0	11,949		1,470	2,000	100.0	13,419	1,856		1,520
	Woori Financial	8,500	50.1	261,408	—	(24,409)	8,500	50.1	236,999	745		(24,078)
	Woori Aviva Life Insurance	—	—	—	3,060	71,475	3,060	51.0	71,475	6,927		1,811
	Foreign	—	—	—	—	—	—	—	—	—		—
	Total	796,227		15,062,711	3,060	569,085	810,870	—	15,631,796	2,441,254		1,236,330

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.
2.	The latest net income stated above is for the fiscal year ended December 31, 2007, except for the latest net income of Woori Credit Suisse Asset Management and Woori Investment & Securities which are for the fiscal year ended March 31, 2008. Woori Financial’s net income is calculated on a post-acquisition basis.
3.	The figures have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”). The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.
4.	Woori Aviva Life Insurance was included as a subsidiary as of April 4, 2008.

VI	Stock Information

1.	Stock Distribution

a.	Stock Information of the Largest Shareholder and Specially-Related Parties

As of September 30, 2008	(units: shares, %)

			Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
Name	Relation	Type	Stock	Share			Stock	Share
KDIC	Largest S/H	Common	588,158,609	72.97	—	—	588,158,609	72.97
Total		Common	588,158,609	72.97	—	—	588,158,609	72.97
		Preferred	—	—	—	—	—	—
		Total	588,158,609	72.97	—	—	588,158,609	72.97

b.	Share Ownership of More Than 5%

As of September 30, 2008	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	588,158,609	72.97	—	—	588,158,609	72.97
Total		588,158,609	72.97	—	—	588,158,609	72.97

c.	Shareholder Distribution

As of May 30, 2008

Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Total Minority Shareholders	48,672	99.99	209,298,533	25.97
Minority Shareholders (Companies)	1,399	2.87	181,025,191	22.46
Minority Shareholders (Individual)	47,273	97.12	28,273,342	3.51
Largest Shareholders, etc.	1	—	588,158,609	72.97
Main Shareholders	—	—	—	—
Total Other Shareholders	1	—	8,554,661	1.06
Others Shareholders (Companies)	1	—	8,554,661	1.06
Others Shareholders (Individuals)	—	—	—	—
Others	1	—	3,537	—
Total	48,675	100.0	806,015,340	100.0

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period (in 2008)		April	May	June	July	August	September
Common stock	High	19,800	20,950	19,150	16,650	16,350	15,150
	Low	17,900	18,900	16,650	13,250	13,850	11,700

Monthly Trade Volume		68,141,636	54,297,787	44,350,536	88,331,889	59,419,588	147,425,880

b. Foreign Stock Market (NYSE)

(units: US Dollars, ADR)

Period (in 2008)		April	May	June	July	August	September
ADR	High	60.42	61.01	55.53	48.60	48.00	41.54
	Low	55.21	55.16	47.80	39.49	39.03	26.26

Monthly Trade Volume		80,500	95,400	118,400	179,700	114,300	482,100

VII	Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned (As of Sept. 30, 2008)	Note
Chairman and CEO	Registered	Pal-Seung Lee	2,000	Mr. Lee was newly appointed on June 27, 2008
Senior Managing Director	Non-Registered	Kyung Dong Kim	—	Mr. Kim was newly appointed on April 10, 2008
Senior Managing Director	Non-Registered	Seong Mok Park	—
Senior Managing Director	Non-Registered	Dongil Kim	—
Senior Managing Director	Non-Registered	Gongpil Choi	—	Mr. Choi was newly appointed on July 1, 2008
Managing Director	Non-Registered	Inchul Park	—	Mr. Park was newly appointed on July 1, 2008
Managing Director	Non-Registered	Sook Kyo Kwon	—	Ms. Kwon was newly appointed on July 1, 2008
Managing Director	Non-Registered	Jong-Oun Kim	—	Mr. Kim was newly appointed on July 2, 2008
Non-standing Director	Registered	Pyoung Wan Har	1,110
Non-standing Director	Registered	Kwang-Dong Kim	160
Non-standing Director	Registered	Bong-Soo Park	870
Non-standing Director	Registered	Inbong Ha	1,310
Non-standing Director	Registered	Min Joon Bang	—	Mr. Bang was newly appointed on Mar. 28, 2008
Non-standing Director	Registered	Hi Taek Shin	—	Mr. Shin was newly appointed on Mar. 28, 2008
Non-standing Director	Registered	Myoung-Soo Choi	—

2.	Employee Status

As of September 30, 2008

(units: persons, thousands of Won)

Items	Staff				Average Tenure Years	Cumulative Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	108	—	1	109	2 years and 8 months	3,857,130	35,386	—
Female	12	—	9	21	3 years and 3 months	403,043	19,192	—
Total	120	—	10	130	2 years 10 months	4,260,174	32,770	—

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	21
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

4.	Number of Professional Personnel

Items	Number	Responsibilities	Remarks
CPA	3	Financial accounting

VIII	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Capital Contribution Transactions

(units: shares)

Name	Relation	Capital Contributions and Share Disposals
		Type of Shares	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	635,956,580	—	—	635,956,580
Kwangju Bank	Subsidiary	Common stock	44,080,000	5,333,333	—	49,413,333
Kyongnam Bank	Subsidiary	Common stock	51,800,000	6,249,944	—	58,049,944
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	2,000,000	—	—	2,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000	—	—	2,000
Woori Investment & Securities	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori CS Asset Management	Subsidiary	Common Stock	4,663,400	—	—	4,663,400
Woori Private Equity	Subsidiary	Common Stock	2,000,000			2,000,000
Woori Financial	Subsidiary	Common Stock	8,499,955	—	—	8,499,955
Woori Aviva Life Insurance	Subsidiary	Common Stock	—	3,060,000	—	3,060,000
	Total		796,226,916	14,643,277	—	810,870,193

Note: Woori Finance Holdings participated in the capital increase of Kwangju Bank and Kyongnam Bank.

EXHIBIT A

FINANCIAL STATEMENTS

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS

ENDED SEPTEMBER 30, 2008 AND 2007

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Audit.Tax.Consulting.Financial Advisory.

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.:

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of September 30, 2008 and the related non-consolidated income statements for the three months and nine months ended September 30, 2008 and 2007 and non-consolidated changes in shareholders’ equity and cash flows for the nine months ended September 30, 2008 and 2007, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews. We did not review the financial statements of Woori Investment Securities Co., Ltd., a subsidiary of the Company, which statements reflect total assets constituting 4.5% ((Won)721billion) and 4.5% ((Won)709 billion) of total assets as of September 30, 2008 and 2007, and the financial statements of Woori Financial Co., Ltd., a subsidiary of the Company, which statements reflect total assets constituting 1.5% ((Won)237 billion) and 1.7%((Won)271 billion) of total assets as of September 30, 2008 and 2007. The financial statements of Woori Investment Securities Co., Ltd. and Woori Financial Co., Ltd. for the nine months ended September 30, 2008 and 2007 were reviewed by other auditors, KPMG Samjong Accounting Corp., and our review, insofar as it relates to the amounts included for Woori Investment Securities Co., Ltd. and Woori Financial Co., Ltd. are based solely on the reports of the other auditors.

We conducted our reviews in accordance with standards for review of interim financial statement in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews and the reports of the other auditors, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea (See Note 2).

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2007 and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated March 7, 2008, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2007, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet except the effect stated in Note 2.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows or changes in shareholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

November 10, 2008

Notice to Readers

This report is effective as of November 10, 2008, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 14 and 16)	(Won)	382,754	(Won)	32,502	US$	322,265	US$	27,365
Investment securities accounted for using the equity method of accounting (Notes 3 and 15)		15,631,796		15,062,711		13,161,401		12,682,252
Fixed assets (Note 4)		606		438		510		369
Other assets (Notes 5 and 16)		73,867		96,005		62,194		80,833

	(Won)	16,089,023	(Won)	15,191,656	US$	13,546,370	US$	12,790,819

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Debentures, net of discounts (Notes 6 and 14)	(Won)	2,745,463	(Won)	2,116,679	US$	2,311,579	US$	1,782,166
Other liabilities (Notes 8 and 16)		15,479		12,609		13,033		10,616

		2,760,942		2,129,288		2,324,612		1,792,782

SHAREHOLDERS’ EQUITY
Common stock (Note 9)		4,030,077		4,030,077		3,393,178		3,393,178
Capital surplus (Note 3)		189,297		187,554		159,381		157,914
Capital adjustments (Notes 3 and 9)		(56,572)		(55,813)		(47,631)		(46,992)
Accumulated other comprehensive income (Notes 3 and 18)		1,182,449		1,842,301		995,579		1,551,150
Retained earnings:
Legal reserve		783,301		580,181		659,511		488,491
Voluntary reserve		6,160,000		4,530,000		5,186,495		3,814,094
Retained earnings before appropriations (Notes 3 and 9)		1,039,529		1,948,068		875,245		1,640,202

		7,982,830		7,058,249		6,721,251		5,942,787

		13,328,081		13,062,368		11,221,758		10,998,037

	(Won)	16,089,023	(Won)	15,191,656	US$	13,546,370	US$	12,790,819

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

	Korean won								Translation into U.S. dollars (Note 2)
	2008				2007				2008				2007
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	(In millions, except for income per share data)								(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 15)	(Won)	205,570	(Won)	1,262,331	(Won)	356,986	(Won)	1,915,722	US$	173,082	US$	1,062,837	US$	300,569	US$	1,612,968
Interest income (Note 16)		3,557		6,873		2,693		6,182		2,995		5,787		2,267		5,205
Reversal of allowance for doubtful accounts		—		—		50		250		—		—		42		210

		209,127		1,269,204		359,729		1,922,154		176,077		1,068,624		302,878		1,618,383

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 15)		7,167		26,001		2,531		2,604		6,034		21,891		2,131		2,192
Interest expense (Note 16)		37,524		99,779		25,749		71,676		31,594		84,011		21,680		60,349
Fees (Note 16)		812		6,021		3,162		4,840		684		5,070		2,662		4,075
General and administrative (Notes 13 and 16)		6,370		16,900		4,928		15,584		5,363		14,229		4,149		13,121

		51,873		148,701		36,370		94,704		43,675		125,201		30,622		79,737

OPERATING INCOME		157,254		1,120,503		323,359		1,827,450		132,402		943,423		272,256		1,538,646
NON-OPERATING INCOME		327		438		—		282		276		369		—		238
NON-OPERATING EXPENSES		84		1,672		93		120		71		1,408		78		101

INCOME BEFORE INCOME TAX		157,497		1,119,269		323,266		1,827,612		132,607		942,384		272,178		1,538,783
INCOME TAX EXPENSE (Note 11)		—		—		—		—		—		—		—		—

NET INCOME	(Won)	157,497	(Won)	1,119,269	(Won)	323,266	(Won)	1,827,612	US$	132,607	US$	942,384	US$	272,178	US$	1,538,783

NET INCOME PER COMMON SHARE (Note 17)	(Won)	195	(Won)	1,389	(Won)	401	(Won)	2,267	US$	0.17	US$	1.17	US$	0.34	US$	1.91

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Korean won	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
	(In millions)
January 1, 2007 (Reported)	(Won)	4,030,077	(Won)	84,488	(Won)	(19)	(Won)	2,220,981	(Won)	5,597,546	(Won)	11,933,073
The cumulative effect of changes in accounting policy		—		103,467		(55,835)		(47,632)		—		—

January 1, 2007 (Adjusted)		4,030,077		187,955		(55,854)		2,173,349		5,597,546		11,933,073
Net income		—		—		—		—		1,827,612		1,827,612
Dividend		—		—		—		—		(483,608)		(483,608)
Valuation using the equity method on subsidiaries		—		(55)		—		3,774		400		4,119

September 30, 2007	(Won)	4,030,077	(Won)	187,900	(Won)	(55,854)	(Won)	2,177,123	(Won)	6,941,950	(Won)	13,281,196

January 1, 2008 (Reported)	(Won)	4,030,077	(Won)	84,488	(Won)	(19)	(Won)	1,891,648	(Won)	7,145,883	(Won)	13,152,077
The cumulative effect of changes in accounting policy (Note 2)		—		103,066		(55,794)		(49,347)		(87,634)		(89,709)

January 1, 2008 (Adjusted)		4,030,077		187,554		(55,813)		1,842,301		7,058,249		13,062,368
Net income		—		—		—		—		1,119,269		1,119,269
Dividend		—		—		—		—		(201,503)		(201,503)
Valuation using the equity method on subsidiaries		—		1,743		(759)		(659,852)		6,815		(652,053)

September 30, 2008	(Won)	4,030,077	(Won)	189,297	(Won)	(56,572)	(Won)	1,182,449	(Won)	7,982,830	(Won)	13,328,081

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

Translation into U.S. dollars (Note 2)	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
	(In thousands)
January 1, 2007 (Reported)	US$	3,393,178	US$	71,136	US$	(15)	US$	1,869,984	US$	4,712,929	US$	10,047,212
The cumulative effect of changes in accounting policy		—		87,116		(47,012)		(40,104)		—		—

January 1, 2007 (Adjusted)		3,393,178		158,252		(47,027)		1,829,880		4,712,929		10,047,212
Net income		—		—		—		—		1,538,783		1,538,783
Dividend		—		—		—		—		(407,180)		(407,180)
Valuation using the equity method on subsidiaries		—		(47)		—		3,178		336		3,467

September 30, 2007	US$	3,393,178	US$	158,205	US$	(47,027)	US$	1,833,058	US$	5,844,868	US$	11,182,282

January 1, 2008 (Reported)	US$	3,393,178	US$	71,136	US$	(15)	US$	1,592,698	US$	6,016,572	US$	11,073,569
The cumulative effect of changes in accounting policy (Note 2)		—		86,778		(46,977)		(41,548)		(73,785)		(75,532)

January 1, 2008 (Adjusted)		3,393,178		157,914		(46,992)		1,551,150		5,942,787		10,998,037
Net income		—		—		—		—		942,384		942,384
Dividend		—		—		—		—		(169,658)		(169,658)
Valuation using the equity method on subsidiaries		—		1,467		(639)		(555,571)		5,738		(549,005)

September 30, 2008	US$	3,393,178	US$	159,381	US$	(47,631)	US$	995,579	US$	6,721,251	US$	11,221,758

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,119,269	(Won)	1,827,612	US$	942,384	US$	1,538,783
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on valuation using the equity method of accounting		26,001		2,604		21,891		2,192
Interest expense (amortization of discounts on debentures)		1,193		947		1,004		797
Provision for severance benefits		882		588		744		496
Depreciation		171		225		143		189
Amortization		8		10		7		8
Gain on valuation using the equity method of accounting		(1,262,331)		(1,915,722)		(1,062,837)		(1,612,968)
Reversal of allowance for doubtful accounts		—		(250)		—		(210)

		(1,234,076)		(1,911,598)		(1,039,048)		(1,609,496)

Changes in operating assets and liabilities:
Decrease in other receivable		757		1,342		637		1,130
Increase in accrued income		(598)		(689)		(503)		(580)
Decrease(increase) in prepaid expenses		142		(45)		120		(38)
Increase in advance payments		(7)		—		(6)		—
Retirement benefits payment		(469)		(519)		(395)		(437)
Decrease in employee retirement insurance deposit		—		427		—		360
Decrease in post-retirement pension plan assets		210		—		177		—
Increase (decrease) in other payables		427		(451)		360		(380)
Increase in accrued expenses		1,534		181		1,292		152
Increase (decrease) in withholdings		(16)		119		(13)		100
Decrease (increase) in income tax refund receivables		511		(14)		428		(12)
Dividends on investment securities accounted for the equity method		283,101		533,358		238,362		449,068

		285,592		533,709		240,459		449,363

Net cash provided by operating activities		170,785		449,723		143,795		378,650

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

	Korean won				Translation into U.S. dollars (Note 2)
	2008		2007		2008		2007
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans	(Won)	—	(Won)	50,000	US$	—	US$	42,098
Collection of guarantee deposits		14,000		—		11,787		—
Acquisition of investment securities accounted for using the equity method accounting		(255,584)		(271,149)		(215,192)		(228,297)
Acquisition of fixed assets		(339)		(105)		(285)		(89)
Acquisition of intangible assets		(3)		(2)		(3)		(2)
Increase in guarantee deposits		(4,695)		(21,840)		(3,954)		(18,388)

Net cash used in investing activities		(246,621)		(243,096)		(207,647)		(204,678)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of debentures in local currency		(200,000)		—		(168,392)		—
Increase in borrowings in local currency		—		270,000		—		227,330
Increase in debentures in local currency		827,591		498,545		696,801		419,757
Payment of dividends		(201,503)		(483,608)		(169,658)		(407,180)

Net cash provided by financing activities		426,088		284,937		358,751		239,907

NET INCREASE IN CASH AND BANK DEPOSITS		350,252		491,564		294,899		413,879
CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		32,502		89,724		27,365		75,544

CASH AND BANK DEPOSITS, END OF THE PERIOD	(Won)	382,754	(Won)	581,288	US$	322,264	US$	489,423

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 11 subsidiaries and 26 2nd-tier subsidiaries as of September 30, 2008.

Upon incorporation, the Company’s stock amounted to (Won) 3,637,293 million, consisting of 727,458,609 common shares ((Won) 5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of September 30, 2008, the Company’s stock amounted to (Won) 4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 588,158,609 shares (72.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its significant subsidiaries as of September 30, 2008 and December 31, 2007 is as follows:

		2008		2007
Parent companies	Subsidiaries	Number of shares owned	Percentage of ownership (%)	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	635,956,580	100.0	Sep. 30
"	Kyongnam Bank(*1)	58,049,944	99.9	51,800,000	99.9	Sep. 30
"	Kwangju Bank(*1)	49,413,333	99.9	44,080,000	99.9	Sep. 30
"	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Sep. 30
"	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Sep. 30
"	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Sep. 30
"	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Sep. 30
"	Woori Credit Suisse Asset Management Co., Ltd.	4,663,400	70.0	4,663,400	70.0	Sep. 30
"	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Sep. 30
"	Woori Financial Co., Ltd.	8,499,955	50.1	8,499,955	50.1	Sep. 30
"	Woori Aviva Life Insurance Co.,Ltd. (*2)	3,060,000	51.0	—	—	Sep. 30
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Sep. 30(*6)
"	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Sep. 30(*6)
"	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Sep. 30(*6)
"	Korea BTL Infrastructure Fund (*3)	—	—	24,233,666	100.0	Sep. 30
"	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Sep. 30(*6)
"	Woori Bank (China) Limited	—	100.0	—	100.0	Sep. 30(*6)
"	ZAO Woori Bank	19,999,999	100.0	19,999,999	100.0	Sep. 30(*6)

		2008		2007
Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd.	408,000	51.0	408,000	51.0	Sep. 30
"	Woori F&I Fifth Asset Securitization Specialty	182,500	100.0	182,500	100.0	Sep. 30
"	Woori F&I Sixth Asset Securitization Specialty	98,780	100.0	98,780	100.0	Sep. 30
"	Woori F&I Seventh Asset Securitization Specialty	105,300	100.0	105,300	100.0	Sep. 30
"	Woori SB Tenth Asset Securitization Specialty(*4)	410,711	50.0	—	—	Sep.30
"	Woori F&I Eighth Asset Securitization Specialty(*4)	140,000	100.0	—	—	Sep.30
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Sep. 30
"	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	Sep. 30	(*6)
"	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Sep. 30	(*6)
"	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Sep. 30	(*6)
"	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Sep. 30	(*6)
"	High Technology Venture Investment	208,000	42.9	208,000	42.9	Sep. 30	(*6)
"	Global Technology Investment	592,000	50.0	592,000	50.0	Sep. 30	(*6)
"	MARS First Private Equity Fund	18,000,000	52.9	13,500,000	52.9	Sep. 30	(*6)
"	MARS Second Private Equity Fund	2,507	8.9	2,418	8.9	Sep. 30	(*6)
"	Connacht Capital Market Investment	15,000,000	100.0	15,000,000	100.0	Sep. 30	(*6)
"	Woori Investment Asia Pte. Ltd.	50,000,000	100.0	50,000,000	100.0	Sep. 30	(*6)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund (*1)(*5)	140,705	61.0	128,296	61.0	Sep. 30
Woori Private Equity Fund	Kumho Investment Bank	7,100,000	41.4	7,100,000	41.4	Sep. 30
"	Woori EL, Ltd.	3,000	100.0	3,000	100.0	Sep. 30

(*1)	The investees increased their capital for the nine months ended September 30, 2008. As a result, the number of shares owned increased.
(*2)	On April 4, 2008, the Company acquired 3,060,000 shares (51.0%) of Woori Aviva Life Insurance Co., Ltd. (“WooriAviva”) by (Won)75,584 million and it has been included in consolidation scope of the Company.
(*3)	Due to the amendment to Enforcement Decree of the Act on External Audit of Corporations, Korea BTL Infrastructure Fund was excluded from consolidation and accounted for using the equity method for the nine months ended September 30, 2008.
(*4)	On March 10, 2008, Woori F&I acquired 100% ownership interest of Woori F&I Eighth Asset Securitization Specialty Co., Ltd. On June 27, 2008, Woori F&I acquired 50% ownership interest of Woori SB Tenth Asset Securitization Specialty Co., Ltd.
(*5)	Since total value of Woori Private Equity Fund’s assets as of December 31, 2007 exceeded (Won)7 billion, it has been included in the consolidation scope of the Company.
(*6)	The financial statements as of September 30, 2008 are not reviewed.

(3)	General information pertaining to the Company’s subsidiaries as of September 30, 2008 does not differ materially from that as of December 31, 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flows or changes in shareholders’ equity, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of (Won)1,187.70 to US$ 1.00 at September 30, 2008, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2007 except for the following:

a.	Adoption of new statements of Korea Accounting Standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has been issuing new accounting standards that replaces the existing Korea Financial Accounting Standards (“KFAS”) and has issued SKASs No.1 to No.25. The Company had adopted SKASs No.1 to No.25 before the beginning of the 2008. No SKASs have been newly adopted for the nine months ended September 30, 2008.

Significant SKASs amended are summarized below.

1) Amendment to SKAS No.15 “Investments in Associates”

Amended SKAS No. 15 “Investments in Associates” requires that net income or loss and net assets on separate financial statements of a parent company equal to the investor’s share of those on consolidated financial statements unless the carrying amount of an investment in an associate falls below zero as a result of reflecting the associate’s losses. In addition, investment differences arisen from additional acquisition, disposes and capital contribution with consideration of the subsidiary shall be included in capital surplus or capital adjustments. As a result of this amendment, capital surplus and retained earnings increased by (Won)103,066 million and (Won)590 million, respectively, and capital adjustments and accumulated other comprehensive income decreased by (Won)55,794 million and (Won)49,346 million, respectively, for the year ended December 31, 2007.

b.	Amendment to Interpretation for Derivatives

Woori Bank recorded credit derivatives sold as confirmed acceptances and guarantees for the year ended December 31, 2007, but as the Interpretation for Derivatives has been amended for the nine months ended September 30, 2008, Woori Bank has changed its accounting policy and a portion of credit derivatives sold is stated at fair value. Due to the change of Woori Bank’s accounting policy, the Company adjusted financial statements for the prior period retroactively and investment securities accounted for using the equity method of accounting and gain on valuation using the equity method of accounting decreased by (Won)88,224 million, respectively, for the year ended December 31, 2007.

3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in investment securities accounted for using the equity method of accounting for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

<2008>	Jan. 1, 2008		Gain (loss) on valuation using the equity method		Other comprehensive income		Dividends		Other increase (decrease)		Sep. 30, 2008
Woori Bank	(Won)	(*1)12,196,954	(Won)	906,919	(Won)	(606,258)	(Won)	(200,326)	(Won)	7,349	(Won)	12,304,638
Kyongnam Bank		923,555		182,804		(10,691)		—		99,841		1,195,509
Kwangju Bank		726,256		85,956		5,778		—		80,021		898,011
WFIS		10,080		284		—		—		—		10,364
Woori F&I		144,746		20,629		(13,707)		(20,174)		(19)		131,475
Woori 3rd SPC		1,885		(111)		(14,099)		—		12,325		—
Woori Investment Securities		735,983		56,256		(20,532)		(50,957)		393		721,143
Woori CS		49,895		7,962		—		(9,094)		—		48,763
Woori PE		11,949		1,520		(48)		—		(2)		13,419
Woori Financial		261,408		(24,078)		2,003		(2,550)		216		236,999
Woori Aviva		—		(1,811)		(2,298)				75,584		71,475

	(Won)	15,062,711	(Won)	1,236,330	(Won)	(659,852)	(Won)	(283,101)	(Won)	275,708	(Won)	15,631,796

<2007>	Jan. 1, 2007		Gain (loss) on valuation using the equity method		Other comprehensive income		Dividends		Other increase (decrease)		Dec. 31, 2007
Woori Bank	(Won)	11,297,882	(Won)	1,640,365	(Won)	(320,585)	(Won)	(424,818)	(Won)	4,110	(Won)	(*1)12,196,954
Kyongnam Bank		794,984		161,933		(2,384)		(30,976)		(2)		923,555
Kwangju Bank		630,995		115,542		(2,653)		(18,029)		401		726,256
WFIS		11,245		937		—		(2,250)		148		10,080
Woori F&I		124,874		40,001		(6,367)		(14,146)		384		144,746
Woori 3rd SPC		24,317		(140)		(22,431)		—		139		1,885
Woori Investment Securities		649,355		97,977		23,396		(34,744)		(1)		735,983
Woori CS		47,655		10,639		(5)		(8,394)		—		49,895
Woori PE		10,106		1,856		(12)		—		(1)		11,949
Woori Financial		—		(9,017)		(1,123)		—		271,548		261,408

	(Won)	13,591,413	(Won)	2,060,093	(Won)	(332,164)	(Won)	(533,357)	(Won)	276,726	(Won)	15,062,711

(*1)	Investment securities accounted for using the equity method of accounting for the year ended December 31, 2007 has been changed as a result of adjustment of Woori Bank’s financial statements for prior period in Note 2.

(2)	The details of other increase (decrease) for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

<2008>	Capital surplus		Capital adjustment		Retained earnings		Acquisition/ Others		Total
Woori Bank	(Won)	606	(Won)	(36)	(Won)	6,779	(Won)	—	(Won)	7,349
Kyongnam Bank		(152)		(7)		—		100,000		99,841
Kwangju Bank		28		(7)		—		80,000		80,021
Woori F&I		(15)		(4)		—		—		(19)
Woori 3rd SPC				—		—		12,325		12,325
Woori Investment Securities		1,265		(908)		36		—		393
Woori PE		11		(13)		—		—		(2)
Woori Financial		—		216		—		—		216
Woori Aviva		—		—		—		75,584		75,584

	(Won)	1,743	(Won)	(759)	(Won)	6,815	(Won)	267,909	(Won)	275,708

<2007>	Capital surplus		Capital adjustment		Retained earnings		Acquisition/ Others		Total
Woori Bank	(Won)	357	(Won)	—	(Won)	753	(Won)	3,000	(Won)	4,110
Kyongnam Bank		—		—		(2)		—		(2)
Kwangju Bank		—		—		—		401		401
WFIS		—		—		—		148		148
Woori F&I		—		—		—		384		384
Woori 3rd SPC		—		—		—		139		139
Woori Investment Securities		(1)		—		—		—		(1)
Woori PE		—		—		(1)		—		(1)
Woori Financial		357		42		—		271,149		271,548

	(Won)	713	(Won)	42	(Won)	750	(Won)	275,221	(Won)	276,726

(3)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (Unit: Korean won in millions):

	Jan. 1, 2008		Acquisition		Amortization		Sep. 30, 2008
Woori F&I	(Won)	66	(Won)	—	(Won)	4	(Won)	62
Woori Investment Securities		(2,355)		—		(92)		(2,263)
Woori Financial		182,544		—		28,823		153,721
Woori Aviva		—		36,539		3,654		32,885

	(Won)	180,255	(Won)	36,539	(Won)	32,389	(Won)	184,405

	Jan. 1, 2007		Acquisition		Amortization		Dec. 31, 2007
Woori F&I	(Won)	70	(Won)	—	(Won)	4	(Won)	66
Woori Investment Securities		(2,494)		—		(139)		(2,355)
Woori Financial		—		192,152		9,608		182,544

	(Won)	(2,424)	(Won)	192,152	(Won)	9,473	(Won)	180,255

(4)	The details of unrealized gain (loss) from transactions among subsidiaries for the nine months ended September 30, 2008 are as follows (Korean won in millions):

	Jan. 1, 2008		Realized		Incurred		Sep. 30, 2008
Woori Bank	(Won)	(12,349)	(Won)	2,383	(Won)	(3,031)	(Won)	(12,997)
Kyongnam Bank		102		—		(84)		18
Kwangju Bank		10,306		(3,388)		—		6,918
WFIS		2,401		488		—		2,889
Woori F&I		(634)		—		—		(634)
Woori 3rd SPC		(139)		—		—		(139)
Woori Investment Securities		(129)		25		—		(104)
Woori Aviva		—		—		198		198

	(Won)	(442)	(Won)	(492)	(Won)	(2,917)	(Won)	(3,851)

(5)	The market value of Woori Investment Securities and Woori Financial are (Won)838,482 million ((Won)18,100 per share) and (Won)79,730 million ((Won)9,380 per share), respectively, as of September 30, 2008.

4.	FIXED ASSETS AND INTANGIBLE ASSETS

(1)	Changes in fixed assets for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

	Jan. 1, 2008		Acquisition		Disposition		Depreciation		Sep. 30, 2008
Furniture and equipment	(Won)	353	(Won)	217	(Won)	—	(Won)	149	(Won)	421
Leasehold improvements		58		122		—		22		158
Others		27		—		—		—		27

	(Won)	438	(Won)	339	(Won)	—	(Won)	171	(Won)	606

	Jan. 1, 2007		Acquisition		Disposition		Depreciation		Dec. 31, 2007
Furniture and equipment	(Won)	596	(Won)	39	(Won)	—	(Won)	282	(Won)	353
Leasehold improvements		34		43		—		19		58
Others		—		27		—		—		27

	(Won)	630	(Won)	109	(Won)	—	(Won)	301	(Won)	438

(2)	Changes in intangible assets for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

	Jan. 1, 2008		Acquisition		Amortization		Sep. 30, 2008
Software	(Won)	2	(Won)	3	(Won)	1	(Won)	4
Industrial property rights		18		—		7		11

	(Won)	20	(Won)	3	(Won)	8	(Won)	15

	Jan. 1, 2007		Acquisition		Amortization		Dec. 31, 2007
Software	(Won)	3	(Won)	—	(Won)	1	(Won)	2
Industrial property rights		27		2		11		18

	(Won)	30	(Won)	2	(Won)	12	(Won)	20

As of September 30, 2008 and December 31, 2007, accumulated amortization of software amounted to (Won)33 million and (Won)32 million, respectively, and accumulated amortization of industrial property rights amounted to (Won)76 million and (Won)69 million, respectively.

5.	OTHER ASSETS

Other assets as of September 30, 2008 and December 31, 2007 are as follows (Korean won in millions):

	2008		2007
Guarantee deposits (Note 16)	(Won)	30,714	(Won)	40,019
Other receivables (Notes 10 and 16)		212		969
Dividend receivables		41,543		53,869
Accrued income (Note 16)		970		372
Prepaid expenses		344		184
Advance payments		7		—
Income tax refund receivables		62		572
Intangible assets (Note 4)		15		20

	(Won)	73,867	(Won)	96,005

6.	DEBENTURES

Debentures in local currency as of September 30, 2008 and December 31, 2007 are as follows (Korean won in millions):

	Issuance date	Annual interest rate (%)	Maturity
				2008		2007
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008	(Won)	300,000	(Won)	300,000
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009		370,000		370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		230,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		250,000
The 16th bonds	Sep. 28, 2005	5.10	Sep. 28, 2008		—		200,000
The 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010		250,000		250,000
The 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
The 19-1st bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		130,000		130,000
The 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012		140,000		140,000
The 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011		160,000		—
The 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013		170,000		—
The 21th bonds	Jun. 24, 2008	6.55	Jun. 24, 2011		200,000		—
The 22-1st bonds	Sep. 25, 2008	7.24	Sep. 25, 2010		50,000		—
The 22-2nd bonds	Sep. 25, 2008	7.28	Sep. 25, 2011		250,000		—

					2,750,000		2,120,000
Less: discounts					(4,537)		(3,321)

				(Won)	2,745,463	(Won)	2,116,679

(*)	All Debentures above are in terms of bullet repayment.

7.	ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won)1,905 million and (Won)1,492 million as of September 30, 2008 and December 31, 2007, respectively.

The details of changes in the accrued severance benefits for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (Korean won in millions):

	2008		2007
Beginning balance	(Won)	1,492	(Won)	2,363
Provision for severance benefits		882		892
Transfer from subsidiaries		—		100
Retirement indemnities payment		(469)		(1,863)

Ending balance	(Won)	1,905	(Won)	1,492

As of September 30, 2008 and December 31, 2007, the Company has deposited post-retirement pension plan assets at Woori Bank and the pension plan assets amounting to (Won)880 million and (Won)1,090 million, respectively, are presented as a deduction from accrued severance benefits. As of September 30, 2008, post-retirement pension plan assets consist of time deposits and beneficiary certificates amounted to (Won)792 million and (Won)88 million.

8.	OTHER LIABILITIES

Other liabilities as of September 30, 2008 and December 31, 2007 are as follows (Korean won in millions):

	2008		2007
Accrued severance benefits (Note 7)	(Won)	1,905	(Won)	1,492
Post-retirement pension plan assets (Notes 7 and 16)		(880)		(1,090)
Other payables (Note 16)		859		432
Accrued expenses (Note 10)		13,333		11,497
Withholdings		262		278

	(Won)	15,479	(Won)	12,609

9.	SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of September 30, 2008 and December 31, 2007 are as follows:

	2008		2007
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.

(3)	The Company held 2,560 shares of treasury stock as of September 30, 2008 and December 31, 2007.

(4)	The changes in retained earnings from December 31, 2007 to September 30, 2008 are as follows (Korean won in millions):

	2008
Balance - December 31, 2007	(Won)	1,948,068
Appropriations:
Dividend		(201,503)
Legal reserve		(203,120)
Voluntary reserve		(1,630,000)
Increase by using the equity method of accounting		6,815
Net income for the nine months ended September 30, 2008		1,119,269

Balance - September 30, 2008	(Won)	1,039,529

10.	STOCK-BASED COMPENSATION

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. In 2005, the exercise price of 60 percent of the total number of stock options granted was determined at (Won)11,921 based on the increase in the Korean Banking Industry Stock Index (Type A), and for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share and the number of stock options to be dependent by the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15% and 10%, respectively (Type B) was finally decided. In addition, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instruments. In connection with this, the Company revalued stock based compensation and recorded (Won)396 million of the stock-based payments as a liability as of September 30, 2008.

(2)	The summary of stock-based compensation granted as of September 30, 2008 is as follows:

	Type A		Type B
Settlement		Cash settlement		Cash settlement
Exercise price	(Won)	11,921	(Won)	6,800
Exercisable period		During the three-year period beginning after December 4, 2005
Initial granted number of rights		936,000 shares		624,000 shares
Cancelled number of rights		216,000 shares		204,000 shares
Exercised number of rights		644,000 shares		374,500 shares
Exercisable number of rights		76,000 shares		45,500 shares
Value per right	(Won)	1,336	(Won)	6,457
Stock-based compensation liabilities	(Won)	102 million	(Won)	294 million

(3)

Each subsidiary and 2nd-tier subsidiary is responsible for absorbing the respective stock-based compensation for its management. The subsidiaries and 2nd-tier subsidiary recorded the related cost as other payables amounting to (Won)212 million and the Company recorded the same amount as other receivables.

11.	INCOME TAX EXPENSE

(1)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect to pay income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the nine months ended September 30, 2008 and 2007 are as follows (Korean won in millions):

<2008>	Jan. 1, 2008		Decrease		Increase		Sep. 30, 2008		Deferred tax assets (liabilities)
Investment securities	(Won)	(6,080,436)	(Won)	(393,713)	(Won)	(1,262,331)	(Won)	(6,949,054)	(Won)	(*1)(10,447)
Accrued expenses		2,188		2,188		1,221		1,221		336
Accrued severance benefits		970		210		736		1,496		411
Employee retirement deposits		(970)		(210)		(120)		(880)		(242)
Depreciation		4		1		7		10		3
Long-term receivables		(908)		(696)		—		(212)		(58)
Dividend receivable		—		—		12,325		12,325		3,389
Long-term accrued expenses		1,459		1,064		—		395		109
Other comprehensive income due to the equity method of accounting		(1,992,955)		(753,425)		(104,809)		(1,344,339)		(*1)(48,286)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		9,516
Accrued income		(367)		(367)		—		—		—

Total	(Won)	(8,036,411)	(Won)	(1,144,948)	(Won)	(1,352,971)	(Won)	(8,244,434)	(Won)	(45,269)

Tax loss carry-forwards	(Won)	262,991	(Won)	—	(Won)	61,403	(Won)	324,394	(Won)	89,208

<2007>	Jan. 1, 2007		Decrease		Increase		Sep. 30, 2007		Deferred tax assets (liabilities)
Investment securities	(Won)	(4,461,245)	(Won)	(535,962)	(Won)	(1,916,121)	(Won)	(5,841,404)	(Won)	(*1)(74,354)
Accrued expenses		2,153		2,153		4,220		4,220		1,160
Accrued severance benefits		1,418		—		608		2,026		557
Employee retirement deposits		(1,418)		—		(588)		(2,006)		(552)
Depreciation		178		—		—		178		49
Long-term receivables		(3,276)		(1,342)		—		(1,934)		(532)
Long-term accrued expenses		4,129		1,477		—		2,652		729
Other comprehensive income due to the equity method of accounting		(2,322,288)		—		(3,719)		(2,326,007)		(*1)(44,718)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		9,516

Total	(Won)	(6,745,745)	(Won)	(533,674)	(Won)	(1,915,600)	(Won)	(8,127,671)	(Won)	(108,145)

Tax loss carry-forwards	(Won)	219,103	(Won)	—	(Won)	44,627	(Won)	263,730	(Won)	72,525

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Expiration		Remaining		Expiration Date
2003		48,398		—		—		48,398	Dec. 31, 2008
2004		22,414		—		—		22,414	Dec. 31, 2009
2005		112,068		—		—		112,068	Dec. 31, 2010
2006		22,324		—		—		22,324	Dec. 31, 2011
2007		57,787		—		—		57,787	Dec. 31, 2012
2008		61,403		—		—		61,403	Dec. 31, 2013

	(Won)	324,394	(Won)	—	(Won)	—	(Won)	324,394

(*1)	Adjusted based on the reported tax returns.

12.	STATEMENTS OF CASH FLOWS

The non-cash activities for the nine months ended September 30, 2008 and 2007 are as follows (Korean won in millions):

Transactions	2008		2007
Changes in other comprehensive income due to the equity method of accounting	(Won)	(659,852)	(Won)	3,774
Changes in retained earnings due to the equity method of accounting		6,815		399

13.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the nine months ended September 30, 2008 and 2007 are summarized as follows (Korean won in millions):

	2008				2007
	Three months		Nine months		Three months		Nine months
Salaries, wages and bonuses (Note 16)	(Won)	3,488	(Won)	9,490	(Won)	2,864	(Won)	8,641
Provision for severance benefits (Notes 7 and 16)		479		882		230		588
Voluntary retirement benefits		—		—		—		176
Fringe benefits		398		1,049		232		695
Rent (Note 16)		251		659		206		1,388
Entertainment		269		725		211		549
Depreciation (Note 4)		70		171		76		225
Amortization (Note 4)		3		8		3		10
Taxes and dues		25		124		13		55
Advertising		33		177		27		180
Travel		172		424		129		346
Telecommunications		44		114		28		107
Service fees (Note 16)		665		1,843		582		1,669
Suppliers		57		116		20		97
Others (Note 16)		416		1,118		307		858

	(Won)	6,370	(Won)	16,900	(Won)	4,928	(Won)	15,584

14.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of the company’s subsidiaries as of September 30, 2008 are as follows (Korean won in millions):

	Total assets		Total liabilities		Total shareholders’ equity
Woori Bank	(Won)	229,679,113	(Won)	217,331,753	(Won)	12,347,360
Kyongnam Bank		20,494,786		19,299,510		1,195,276
Kwangju Bank		16,111,988		15,221,297		890,691
WFIS		239,288		231,960		7,328
Woori F&I		394,128		239,433		154,695
Woori 3rd SPC		41,565		53,890		(12,325)
Woori Investment Securities		18,356,797		15,797,819		2,558,978
Woori CS		78,641		8,979		69,662
Woori PE		1,465,048		1,167,911		297,137
Woori Financial		1,866,574		1,682,486		184,088
Woori Aviva		1,460,196		1,403,514		56,682

Total	(Won)	290,188,124	(Won)	272,438,552	(Won)	17,749,572

(2)	The condensed statements of operations of subsidiaries for the nine months ended September 30, 2008 are as follows (Korean won in millions):

	Operating revenue		Operating expenses		Operating income (loss)		Income(loss) before Income tax		Net income (loss)
Woori Bank	(Won)	40,387,419	(Won)	39,193,276	(Won)	1,194,143	(Won)	1,270,352	(Won)	925,113
Kyongnam Bank		1,764,797		1,520,682		244,115		250,489		181,571
Kwangju Bank		929,863		815,550		114,313		117,564		86,008
WFIS		196,738		197,010		(272)		(175)		(204)
Woori F&I		50,256		29,014		21,242		29,149		20,589
Woori 3rd SPC		2		113		(111)		(111)		(111)
Woori Investments Securities		4,142,752		3,895,067		247,685		252,959		188,167
Woori CS		35,850		21,073		14,777		15,941		11,374
Woori PE		166,089		150,460		15,629		17,095		1,482
Woori Financial		171,883		156,232		15,651		15,394		11,825
Woori Aviva		372,358		368,936		3,422		5,476		4,689

	(Won)	48,218,007	(Won)	46,347,413	(Won)	1,870,594	(Won)	1,974,133	(Won)	1,430,503

(3)	Significant liabilities and assets of the Company and its subsidiaries as of September 30, 2008 are summarized as follows (Korean won in millions):

1)	Significant liabilities

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	—	(Won)	2,745,463	(Won)	2,745,463
Woori Bank		135,355,987		21,928,982		31,234,030		188,518,999
Kyongnam Bank		12,669,464		2,625,489		2,313,571		17,608,524
Kwangju Bank		11,311,344		2,125,420		1,118,975		14,555,739
WFIS		—		120,000		—		120,000
Woori F&I		—		227,708		—		227,708
Woori Investment Securities		2,269,620		10,374,671		998,406		13,642,697
Woori PE		700,571		286,945		58,957		1,046,473
Woori Financial		—		441,599		1,068,396		1,509,995
Woori Aviva		—		36,400		—		36,400

Total	(Won)	162,306,986	(Won)	38,167,214	(Won)	39,537,798	(Won)	240,011,998

2)	Significant assets

	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	382,754	(Won)	15,631,796	(Won)	—	(Won)	16,014,550
Woori Bank		10,933,656		28,143,306		166,938,436		206,015,398
Kyongnam Bank		916,699		3,714,469		14,354,312		18,985,480
Kwangju Bank		1,263,161		3,440,537		10,827,227		15,530,925
WFIS		9,496		68		—		9,564
Woori F&I		19,994		54,328		79,832		154,154
Woori 3rd SPC		229		41,336		—		41,565
Woori Investment Securities		2,418,235		11,959,567		1,712,937		16,090,739
Woori CS		62,777		302		951		64,030
Woori PE		35,046		586,627		572,852		1,194,525
Woori Financial		4,068		11,049		1,653,499		1,668,616
Woori Aviva		83,673		654,589		148,051		886,313

	(Won)	16,129,788	(Won)	64,237,974	(Won)	196,288,097	(Won)	276,655,859

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of September 30, 2008 are summarized as follows (Korean won in millions):

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	169,266,601	(Won)	2,328,165	1.4
Kyongnam Bank		14,525,474		171,162	1.2
Kwangju Bank		10,957,543		130,316	1.2
Woori F&I		80,233		401	0.5
Woori Investment Securities		1,801,441		88,504	4.9
Woori CS		956		5	0.5
Woori PE		581,813		8,961	1.5
Woori Financial		1,669,739		16,240	1.0
Woori Aviva		151,122		3,071	2.0

Total	(Won)	199,034,922	(Won)	2,746,825	1.4

15.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries for the nine months ended September 30, 2008 and 2007 are as follows (Korean won in millions):

	2008		Ratio (%)	2007		Ratio (%)
Woori Bank	(Won)	906,919	73.3	(Won)	1,557,474	81.4
Kyongnam Bank		182,804	14.7		145,723	7.6
Kwangju Bank		85,956	7.0		102,589	5.4
WFIS		284	—		(2,497)	(0.1)
Woori F&I		20,629	1.7		35,118	1.8
Woori 3rd SPC		(111)	—		(107)	—
Woori Investment Securities		56,256	4.6		65,967	3.4
Woori CS		7,962	0.6		7,022	0.4
Woori PE		1,520	0.1		1,829	0.1
Woori Financial		(24,078)	(1.9)		—	—
Woori Aviva		(1,811)	(0.1)		—	—

Gain on valuation using the equity method of accounting, net of loss		1,236,330	100.0		1,913,118	100.0

Other income		7,312			6,715
Other expenses		124,373			92,221

Net income	(Won)	1,119,269		(Won)	1,827,612

16.	TRANSACTIONS WITH RELATED PARTIES

(1)	Assets and liabilities from transactions with the subsidiaries as of September 30, 2008 and December 31, 2007 are as follows (Korean won in millions):

	2008		2007		Account
<Assets>
Woori Bank	(Won)	382,754	(Won)	32,502	Cash and bank deposits
		30,635		25,994	Guarantee deposits
		188		593	Other receivables
		970		372	Accrued income
		880		1,090	Post-retirement pension plan assets
WFIS		—		63	Other receivables
Woori Credit Information		8		73	Other receivables
Woori SB		—		179	Other receivables

	(Won)	415,435	(Won)	60,866

<Liabilities>
Woori Bank		222		201	Other payables
WFIS		131		—	Accrued expenses

	(Won)	353	(Won)	201

(2)	Revenues and expenses from transactions with the subsidiaries for the nine months ended September 30, 2008 and 2007 are as follows:

	2008		2007		Account
<Revenues>
Woori Bank	(Won)	5,455	(Won)	3,895	Interest income on deposits
Kyongnam Bank		228		763	Interest income on deposits
Kwangju Bank		228		720	Interest income on deposits
Woori F&I		—		799	Interest income on loans
Woori Investment Securities		910		—	Interest income on deposits
Principal guaranteed trust accounts of Woori Bank		—		5	Interest income on deposits

	(Won)	6,821	(Won)	6,182

<Expenses>
Woori Bank	(Won)	492	(Won)	1,187	Rent
Woori Investment Securities		—		1,833	Other administrative expenses
		910		—	Fees
		6		14	Interest expenses
WFIS		1,153		1,258	Service fees

	(Won)	2,561	(Won)	4,292

(3)	The Company compensated registered or non-registered directors, who have the authorities and responsibilities for the plan, management and control of the Company, operation for (Won)1,773 million of salaries and recorded (Won)143 million of provision for severance benefits for the nine months ended September 30, 2008.

17.	EARNINGS PER COMMON SHARE

(1)	Basic net income per common share for the nine months ended September 30, 2008 and 2007 are as follows (Korean won in millions, except for earnings per share data):

	2008				2007
	Three months		Nine months		Three months		Nine months
Net income on common shares	(Won)	157,497	(Won)	1,119,269	(Won)	323,266	(Won)	1,827,612
Weighted average number of common shares outstanding		806,012,780		806,012,780		806,012,783		806,012,783

Net income per common shares	(Won)	195	(Won)	1,389	(Won)	401	(Won)	2,267

(2)	Net income per common share for the year ended December 31, 2007, for the three months ended March 31, 2008 and for the six months ended June 30, 2008 are (Won)2,520, (Won)678 and (Won)1,193 respectively.

18.	COMPREHENSIVE INCOME STATEMENT

Comprehensive income statement for the nine months ended September 30, 2008 and 2007 are as follows (Korean won in millions):

	2008		2007
Net income	(Won)	1,119,269	(Won)	1,827,612
Valuation using the equity method on subsidiaries		(659,852)		3,774

Comprehensive income	(Won)	459,417	(Won)	1,831,386

19.	INSURANCE

As of September 30, 2008, the Company has insurance for liability of reparation of directors with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is (Won)50,000 million.

20.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: November 14, 2008	By:	/s/ Byung-Ho Park
(Signature)
Name: Byung-Ho Park
Title: Managing Director